Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Plan year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to _____

Commission file number ______

A.       Full title of the plan and address of the plan, if different from that of the issuer named
below:

BANKATLANTIC SECURITY PLUS PLAN

BankAtlantic
2100 West Cypress Creek Road
Ft. Lauderdale, Florida 33309

S.E.C. Registration No. 333-82489

B.       Name of issuer of the securities held pursuant to the plan and the address of the principal
executive office:

BankAtlantic Bancorp, Inc.
2100 West Cypress Creek Road
Ft. Lauderdale, Florida 33309
BankAtlantic Security Plus Plan

Financial Statements and Supplemental Schedules
December 31, 2004 and 2003 and for the Year Ended December 31, 2004

BankAtlantic Security Plus Plan
Index to Financial Statements and Supplemental Schedules
December 31, 2004 and 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the BankAtlantic Security Plus Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BANKATLANTIC SECURITY PLUS PLAN
Date: June 29, 2005	By:	\s\James A. White
James A. White, Chief Financial Officer
BankAtlantic, Plan Administrator

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of
BankAtlantic Security Plus Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of BankAtlantic Security Plus Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Fort Lauderdale, Florida
June 28, 2005

BankAtlantic Security Plus Plan

Statements of Net Assets Available for Plan Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value
Short-term money market instruments	$2,600,002	$2,567,470
BankAtlantic stock fund	9,266,992	6,868,761
Mutual funds	29,363,043	24,769,034
Levitt stock fund	2,910,596	2,345,898
Participants loans receivable	1,024,940	861,703

Total investments	45,165,573	37,412,866

Employer contributions receivable	143,979	137,355
Employee contributions receivable	190,828	142,583
Other receivables	—	1,824

Total receivables	334,807	281,762

Net assets available for plan benefits	$45,500,380	$37,694,628

The accompanying notes are an integral part of these financial statements.

BankAtlantic Security Plus Plan

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2004

Additions to net assets attributed to
Investment income:
Net appreciation in fair value of investments	$6,031,271
Dividends	587,496
Interest	49,110

Total investment income	6,667,877

Contributions:
Employer contributions	1,763,633
Employee contributions	3,454,671
Rollovers	298,347

Total contributions	5,516,651

Total additions	12,184,528
Deductions from net assets attributed to
Benefits paid to participants	2,887,235
Transfers to Levitt Corporation Security Plus Plan	1,478,640
Expenses of the plan	12,901

Total deductions	4,378,776

Net increase	7,805,752
Net assets available for plan benefits – beginning of year	37,694,628

Net assets available for plan benefits – end of year	$45,500,380

The accompanying notes are an integral part of these financial statements.

BankAtlantic Security Plus Plan

Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of the Plan

On May 1, 1987, BankAtlantic, (the “Employer” or the “Company”) established the BankAtlantic Security Plus Plan (the “Plan”). Reliance Trust Company is trustee of the Plan, having assumed its appointment effective May 7, 2003, coincident with the resignation of MetLife Trust Company following its decision to exit the institutional trustee business. Metropolitan Life Insurance Company provides recordkeeping services to the Plan. The following description of the Plan provides general information only. Readers should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is, subject to those provisions of Title I and II of ERISA which require that each participant be furnished with an annual financial report and a comprehensive description of the participant’s rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Employer is the Plan Administrator.

Eligibility of Participants

The Plan covers substantially all employees of the Company, its subsidiaries, BankAtlantic Bancorp, Inc. and certain of its subsidiaries. An employee is eligible to participate after three months of service and attainment of age 18. Participation is effective on the first day of the payroll period coinciding with or following satisfaction of these requirements.

At December 31, 2003, BankAtlantic Bancorp, Inc., (the parent company of BankAtlantic) completed the spin-off of Levitt Corporation. On January 1, 2004, employees of Levitt Corporation were no longer eligible to contribute to the Plan and were given the option to maintain their accounts with the Plan or to have their accounts transferred to the newly formed Levitt Corporation Security Plus Plan. As of May 31, 2004, Levitt employees transferred approximately $1.5 million of net assets out of the Plan into the Levitt Corporation Security Plus Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Company’s contribution and an allocation of Plan earnings. Allocations of Plan earnings are based on participant account balances, which are individually directed from among the Plan’s investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2004 and 2003

Vesting

Vesting service is the number of plan years, beginning with the participant’s date of hire, in which the participant accrues 1,000 or more service hours.

As of January 1, 2002, the Plan was amended and all subsequent employer “safe harbor” matching contributions are 100% vested (see “Employer-Matching Contributions,” below). Non-safe harbor matching contributions, if any, are 20% vested after one year of service, and 20% for each additional year of service. Automatic 100% vesting of non-safe harbor matching contributions occurs upon death, disability, plan termination or attainment of age 65.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions to any of the following investment options:

•	American Funds Growth Fund – Fund seeks capital growth by investing primarily in common stocks.

•	American Funds U.S. Government Securities Fund – Fund seeks a high level of current income by investing primarily in securities backed by the full faith and credit of the U.S. government.

•	American Funds Washington Mutual Investors Fund – Fund seeks to produce income and to provide the opportunity for growth of principal consistent with sound common stock investing.

•	American Funds EuroPacific Growth Fund – Fund seeks long-term growth of capital by investing primarily in equity securities of issuers domiciled in Europe or the Pacific Basin.

•	American Funds Bond Fund of America – Fund seeks high current income by primarily investing in securities rated A or better, including corporate bonds, U.S. government securities and money market instruments.

•	American Funds New Perspective Fund – Fund seeks long-term growth of capital by investments in common stocks of companies based in the United States and abroad.

•	Oakmark Equity – Fund seeks current income and preservation and growth of capital by investing primarily in equities of assets in U.S. government and corporate debt rated A or higher.

•	Oakmark Select Class II – Fund seeks high current income, preservation and growth of capital by investing in a diversified portfolio of equity and fixed income securities.

•	MFS Massachusetts Investors Growth Fund – Fund seeks long-term growth of capital and future income, rather than current income by investing primarily in common stocks and convertibles issued by companies exhibiting above-average prospects for long-term growth.

•	MFS New Discovery Fund – Fund seeks capital appreciation by investing in emerging growth companies.

•	MFS Mid-Cap Growth Fund – Fund seeks long-term growth of capital by investing in equity securities of companies with medium market capitalizations. This fund is frozen to new contributors.

•	State Street Research Aurora Fund – Fund seeks high total return by investing in small company value stocks.

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2004 and 2003

•	Evergreen Money Market Fund – Fund seeks high level of current income as is consistent with preservation of capital and providing liquidity by investing in high quality money market instruments.

•	Alger Mid Cap Growth Fund – Fund seeks long-term capital appreciation by investing in equities issued by companies with market capitalizations within the range of the S&P MidCap 400 index.

•	BankAtlantic Stock Fund – Fund invests in the Class A common stock of BankAtlantic Bancorp, Inc. the parent company of the plan sponsor, BankAtlantic.

Contributions

a.     Contributions

As of January 1, 2002, the Company switched to a safe-harbor plan and the Plan was amended to allow participants to contribute not less than 1% nor more than 75% of compensation, not to exceed $13,000 for the year ended December 31, 2004 or $16,000 if the participant turns 50 by December 31, 2004. Contribution percentages may be changed effective the first pay period following the quarter after the plan administrator is notified.

b.     Definition of Compensation

Compensation represents what is actually paid to a participant including overtime pay, bonuses, and certain other forms of extraordinary compensation, and includes any pre-tax contributions made by the employee to any plan involving IRS qualified salary reduction sponsored by the Employer. Auto allowances are excluded from compensation. Compensation for purposes of the Plan is limited to the amount specified under Section 401(a)(17) of the Internal Revenue Code, as amended (the “Code”), which for 2004 was $205,000.

c.     Rollover Contributions

Participants are permitted to transfer funds into the Plan from another qualified plan or trust. The transfers represent qualifying rollover distributions under the applicable provisions of the Code.

Employer-Matching

Effective January 1, 2002, the employer contribution match was 100% of each participant’s contribution up to 3% of each participant’s pay and a 50% match of each participant’s contribution between 3% and 5% of each participant’s pay. This is referred to as a “safe harbor” matching contribution described in Code Section 401(k)(12). The safe harbor employer match contributions generally are funded biweekly and vest immediately. In addition, for each plan year, the Company may contribute a discretionary non-safe harbor match. Any discretionary non-safe harbor matching contributions are 20% vested after one year of service and 20% for each additional year of service. There was no discretionary non-safe harbor matching contribution during the year ended December 31, 2004.

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2004 and 2003

Eligibility For Distribution

Participants’ vested balances from all accounts are eligible for distribution upon death, disability or normal retirement. Distribution will be made in either a lump sum or in instalments over a period that the participant selects, which generally may not be longer than the participant’s and beneficiary’s combined life expectancies. On termination of service, if a participant’s account balance is greater than $5,000, a participant’s account may be distributed to the participant in the form of a single lump-sum payment upon receipt of participant’s consent. Terminated participants may delay receiving benefits until attainment of age 70 1/2. A terminated participant whose account balance is less than $5,000 receives an automatic distribution. As of December 31, 2004 and 2003, amounts allocated to accounts of terminated persons who have requested benefit payments but have not yet been paid totaled $0 and $167,260, respectively.

Forfeitures

Forfeitures of the nonvested portion of participant’s account balances related to the Employer’s contributions are used to reduce the Employer’s future contributions. During the year ended December 31, 2004, the amount forfeited on non vested accounts was $12,205. At December 31, 2004 and 2003, forfeited non vested accounts available to reduce future Employer contributions totalled $59,272 and $49,589, respectively.

Investment And Earnings

Participants may elect to invest all pre-tax and rollover contributions within the various investment options. Investment elections can be changed on a daily basis. Investment results are posted on a daily basis.

Loans

A participant may borrow from the Plan, with the loan considered a directed investment of the participant’s account. The minimum loan amount is $500 and the maximum amount of the loan is the lesser of: 1) one-half of the participant’s vested account balance; or 2) $50,000 reduced by the excess of the participant’s highest outstanding balance of loans from the Plan during the one-year period before the date of the loan. Loan transactions are treated as transfers between the investment fund and the participant’s loans receivable account. Loan terms range from up to 5 years for a loan other than one used to purchase the participant’s principal residence, and up to 10 years for a loan used to purchase a primary residence. A loan is secured by up to 50% of the balance in the participant’s account. The rate of interest charged on the loan is the prime rate, determined as of the first business day of each calendar quarter. As of December 31, 2004, interest rates ranged from 4.00% to 8.50%. Principal and interest are paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan’s investment funds based on the participant’s investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting, other than benefits which are recorded when paid, in conformity with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of the mutual funds offered under the Plan and the BankAtlantic stock fund. These securities and the Levitt stock fund are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with these securities and the level of uncertainty related to changes in value of these securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Administrative Expenses

Administrative expenses of the Plan are paid directly by the Employer and are not included in the accompanying financial statements. Fees for the origination of loans are paid to the Plan record keeper and included in the statement of changes in net assets available for plan benefits as expenses of the Plan.

Investments

Short-term money market instruments are stated at cost plus accrued interest, which approximates fair value. Mutual funds, the BankAtlantic and the Levitt stock funds, are valued at quoted market prices, which represent the fair value of the securities. Participant loans receivable are stated at cost.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of unrealized appreciation (depreciation) on those investments and realized gains and losses. Dividends and interest on mutual funds and the

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2004 and 2003

BankAtlantic and Levitt stock funds are recorded on the record date and are part of the fair value of the investments in the statements of net assets available for plan benefits.

Benefits

Benefits are recorded when paid.

3.	Investments

The Plan held the following investments whose aggregate estimated fair value equalled or exceeded 5% of the Plan’s net assets at December 31, 2004 and 2003:

	Carrying	Carrying
	Value	Value
	2004	2003

American Funds Growth Fund	$8,218,556	$7,244,391
American Funds Washington Mutual Investors Fund	7,735,923	6,798,445
American Funds EuroPacific Growth Fund	2,668,930	—
Evergreen Money Market Fund	2,600,002	2,567,470
BankAtlantic Stock Fund	9,266,992	6,868,761
Levitt Stock Fund	2,910,596	2,345,898

During 2004, the Plan’s investments appreciated in value as follows:

Mutual funds	$2,262,921
BankAtlantic Stock Fund	2,772,378
Levitt Stock Fund	995,972

$6,031,271

4.	Plan Termination

While the Company has not expressed any intention to do so, it may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant’s account. In the event of termination, the participant’s account balance becomes 100% vested.

5.	Tax Status

The Plan qualifies as a profit sharing plan under Section 401(a) of the Code and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. The Internal Revenue Service has determined and informed the Company by a letter dated March 30, 2004, that the Plan is designed in accordance with applicable sections of the Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2004 and 2003

will not be subject to federal income tax on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the financial statements to Form 5500:

	December 31,
	2004	2003

Net assets available for Plan benefits per the financial statements	$45,500,380	$37,694,628
Amounts allocated to withdrawing participants	—	(167,260)

Net assets available for benefits per Form 5500	$45,500,380	$37,527,368

The following is a reconciliation of benefits paid to participants from the financial statements for the year ended December 31, 2004 to Form 5500:

Benefits paid to participants per the financial statements	$2,887,235
Transfers to Levitt Corporation Security Plus Plan	1,478,640
Less: Amounts allocated to withdrawing participants at December 31, 2003	(167,260)

Benefits paid to participants per Form 5500	$4,198,615

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payments prior to December 31 but not yet paid as of that date.

7.	Related Party Transactions

Effective January 1, 1999, the Plan’s investment options included BankAtlantic Bancorp, Inc. Class A common stock. BankAtlantic, the Plan’s sponsor, is a wholly owned subsidiary of BankAtlantic Bancorp, Inc. As a consequence, all purchases and sales of BankAtlantic Bancorp, Inc. Class A common stock qualify as party-in-interest transactions. Effective January 1, 2002, all the investments in BankAtlantic Bancorp, Inc. Class A common stock were transferred to the BankAtlantic stock fund. During the year ended December 31, 2004, the BankAtlantic stock fund purchased $1,730,419 of BankAtlantic Bancorp, Inc. Class A common stock.

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2004 and 2003

At December 31, 2003, BankAtlantic Bancorp, Inc., completed the spin-off of its wholly owned subsidiary, Levitt Corporation by means of a distribution on January 2, 2004 of .25 of a share of Levitt Class A common stock as a dividend, to shareholders of record on December 18, 2003, on each outstanding share of BankAtlantic Bancorp Class A common stock. The Plan was amended to establish the Levitt stock fund which was recorded on the statements of net assets available for plan benefits as of December 31, 2003 for $2,345,898, representing 234,590 unitized shares of the Levitt stock fund. The value of the BankAtlantic stock fund holdings was reduced by a corresponding amount at December 31, 2003. Participants in the Plan cannot purchase additional Levitt stock fund shares and upon sale cannot subsequently invest in the Levitt stock fund.

BankAtlantic Security Plus Plan

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2004

		Number of
	Description of Investment	Shares,
Identity of	Including Maturity Date, Rate of	Units or
Issue, Borrower, Lessor	Interest, Collateral, Par or	Principal	Current
or Similar Party	Maturity Value	Amounts	Value
The American Funds Group	The Growth Fund of America	300,166	$8,218,556
The American Funds Group	U.S. Government Securities Fund	99,341	1,358,984
The American Funds Group	Washington Mutual Investors Fund	251,329	7,735,923
The American Funds Group	EuroPacific Growth Fund	74,907	2,668,930
The American Funds Group	Bond Fund of America	75,056	1,024,517
The American Funds Group	New Perspective Fund	34,202	948,075
Alger	Mid-Cap Growth Fund	28,891	487,389
Harris Associates	Oakmark Equity	96,118	2,252,059
Harris Associates	Oakmark Select Class II	35,453	1,177,390
MFS Investment Management	Massachusetts Investors Growth Fund	65,909	814,633
MFS Investment Management	New Discovery Fund	48,545	796,135
MFS Investment Management	Mid-Cap Growth Fund	24,363	217,806
State Street Research & Management	Aurora Fund	41,073	1,662,646

Subtotal Mutual Funds			29,363,043

Evergreen Funds	Select Money Market Fund	2,600,002	2,600,002
Reliance Trust Company *	BankAtlantic Stock Fund	513,711	9,266,992
Reliance Trust Company *	Levitt Stock Fund **	193,890	2,910,596
Loans to participants of the Plan	Rates range from 4.00% to 8.50% with various original maturities of 1 to 10 years	—	1,024,940

Total assets held for investment			$45,165,573

*	Represents a party-in-interest to the Plan.

**	Not an investment option at December 31, 2004.

See accompanying Report of Independent Registered Certified Public Accounting Firm